Mail Stop 4561

October 7, 2009

Paul O'Callaghan
Chief Executive Officer
Jacada Ltd.
11 Galgalei Haplada St.
P.O. Box 12175
Herzliya 46722, Israel

> **Re: Jacada Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed April 16, 2009**
> **File No. 0-30342**

Dear Mr. O'Callaghan:

    We have reviewed your response letter dated October 2, 2009 in connection with the above-referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 17, 2009.

Form 20-F for the Fiscal Year Ended December 31, 2008

Consolidated Statements of Operations, page F-5

1.   We note from your response to prior comment 2 that you allocated $6.6 million of revenue from your SOP 81-1 arrangements to services revenue and the residual was allocated to software license revenue. Please confirm if your SOP 81-1 arrangements include maintenance services. If so, tell us how you considered allocating a portion of the arrangement to maintenance services and if you can establish VSOE of such services based on the methodology described in prior comment 3. Further, please describe your methodology for allocating cost of revenues in your SOP 81-1 arrangements.

* * * * * * *

Paul O'Callaghan
Jacada Ltd.
October 7, 2009
Page 2

   Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

   You may contact Kari Jin, Staff Accountant, at (202) 551-3481, Melissa Feider, Staff Accountant, at (202) 551-3379, or me at (202) 551-3499 if you have questions regarding above comment.

       Sincerely,

       Kathleen Collins
       Accounting Branch Chief